

Mail Stop 6010

September 27, 2007

Via Facsimile and U.S. Mail

Mr. Emmanuel Hernandez
Chief Financial Officer
SunPower Corporation
3939 North First Street
San Jose, CA   95134

> **Re: SunPower Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 2, 2007**
> **File No. 0-51593**

Dear Mr. Hernandez:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant